Oro Capital Corporation
23 Dassan Island Drive
Plettenberg Bay, 6600 South Africa
Telephone: +27764965865

John Reynolds
Jay Williamson, Staff Attorney
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      Oro Capital Corporation
File No: 333-151281

REQUEST FOR ACCELERATION

Dear Mr. Reynolds:

Pursuant to Rule 461 of Regulation C, Oro Capital Corporation ("Company"), hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to Friday, June 14, 2013 at 2:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

No broker-dealer is participating in the offering, so the offering terms and arrangements were not submitted to the FINRA for its review and approval in the absence of a requirement to do so.  With respect to dissemination of information contemplated by Rules 460 and 461, offers will be made directly by the Company by delivering to each prospective investor a copy of the final prospectus.

The Company acknowledges that:

●	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require anything further, please let us know.

Thanks in advance.

Yours very truly,

Oro Capital Corporation

/s/  Danny Aaron
       Danny Aaron, President and CEO